May 3, 2012

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Evan S. Jacobson, Attorney-Advisor
Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant

Re:	Facebook, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 23, 2012
File No. 333-179287

Ladies and Gentlemen:

We are submitting this letter on behalf of Facebook, Inc. (the “Company” or “Facebook”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated May 1, 2012 relating to Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1 (Registration No. 333-179287) filed with the Commission on April 23, 2012 (the “Registration Statement”). Amendment No. 5 to the Registration Statement (“Amendment No. 5”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery eight (8) copies of Amendment No. 5 in paper format, which have been marked to show changes from Amendment No. 4. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Securities and Exchange Commission

May 3, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends in Our Monetization by User Geography, page 50

1.	We note your additional disclosure of average revenue per user by geography and your discussion regarding historical period over period trends on page 51. Please also include the impact such trends may have on future operations on a regional or worldwide basis, or tell us why you believe such disclosures are not necessary. See Item 303(a)(3)(ii) of Regulation S-K.

The Company has revised the disclosure on page 52 of Amendment No. 5 with respect to how this trend may affect ARPU by geography. The Company has also considered the Staff’s request to provide additional disclosure about the impact of ARPU by geography on its future operations on a regional or worldwide basis. The Company believes the cost and expense trends affecting the Company’s performance are not materially affected by the noted trend, and has included disclosure to this effect on page 52 of Amendment No. 5.

Liquidity and Capital Resources, page 65

2.	Please clarify that the equity portion of the consideration to be paid to Instagram will be determined based on the fair value of your common stock on the closing date of the acquisition. Please make a similar revision to Note 13 to your consolidated financial statements.

The Company has revised the disclosure on pages 66 and F-36 of Amendment No. 5 in response to the Staff’s comment.

Business

Intellectual Property, page 103

3.	Please describe the nature of the AOL patents and patent applications acquired from Microsoft. In addition, please describe the material terms of your license agreement with Microsoft. For example, disclose the duration of the agreement, and the nature of the AOL patents and patent applications licensed.

The Company has revised the disclosure on page 105 of Amendment No. 5 in response to the Staff’s comment.

Securities and Exchange Commission

May 3, 2012

Notes to Consolidated Financial Statements

Note 13. Subsequent Events (unaudited), page F-36

4.	Please disclose the estimated financial effects of the April 2012 nonrecognized subsequent events. If not known, please state that an estimate cannot be made. See ASC 855-10-50-2.

The Company has revised the disclosure on page F-36 of Amendment No. 5 in response to the Staff’s comment.

* * * * * * * *

Securities and Exchange Commission

May 3, 2012

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, Gordon K. Davidson at (650) 335-7237.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:

David A. Ebersman, Chief Financial Officer

Theodore W. Ullyot, Vice President, General Counsel, and Secretary

David W. Kling, Deputy General Counsel

Michael L. Johnson, Associate General Counsel

Facebook, Inc.

Gordon K. Davidson

James D. Evans

Fenwick & West LLP

William H. Hinman, Jr.

Daniel N. Webb

Simpson Thacher & Bartlett LLP